Exhibit 99.1



FIF
LISTED
NYSE

news from

FINANCIAL FEDERAL CORPORATION

733 Third Avenue, New York, NY 10017 ◆ (212) 599-8000 ◆ www.financialfederal.com

**FINANCIAL FEDERAL CORPORATION REPORTS RECORD
FOURTH QUARTER AND FISCAL YEAR 2007 RESULTS**

Fourth Quarter

- *Record Net Income - $12.7 million (11% increase)*
- *Record Diluted EPS - $0.50 (16% increase)*

Fiscal Year 2007

- *Record Net Income - $50.1 million (15% increase)*
- *Record Diluted EPS - $1.90 (15% increase)*
- *Record Finance Receivables Outstanding - $2.13 billion (7% growth)*
- *Loss Ratio - 0.01%*

NEW YORK, NY: September 24, 2007 - Financial Federal Corporation (**NYSE: FIF**) today announced results for its fourth quarter and fiscal year ended July 31, 2007. Net income for the quarter increased 11% to $12.7 million from $11.5 million in the fourth quarter of fiscal 2006 mostly due to higher average receivables. Diluted earnings per share increased by 16% to $0.50 from $0.43. Finance receivables originated during the quarter were $297 million compared to $328 million in the fourth quarter of fiscal 2006.

Net income for fiscal 2007 increased by 15% to $50.1 million from $43.6 million in fiscal 2006. Diluted earnings per share also increased by 15% to $1.90 from $1.65. Finance receivables originated were $1.21 billion in fiscal 2007 compared to $1.34 billion in fiscal 2006. Finance receivables outstanding grew 7% to $2.13 billion at July 31, 2007 compared to $1.99 billion at July 31, 2006.

Paul R. Sinsheimer, CEO, commented: "Fiscal 2007 was another terrific year with 15% growth in net earnings and earnings per share. Asset quality remained strong with net charge-offs of 0.01% in each of the last two years. While the capital markets were largely uneventful in fiscal 2007, fiscal 2008 has already experienced turmoil in financial and housing markets and a 50 basis point rate cut by the Fed. These events could have a significant impact on fiscal 2008's results."

Steven F. Groth, CFO, remarked on the Company's liquidity and capital: "We have over $1.0 billion of committed revolving credit facilities including $500 million of long-term bank credit facilities and we have $900 million of term debt. Our funding sources are diversified and our debt maturities are staggered. We repurchased over $50 million of our stock in fiscal 2007 and our leverage remains low at 4.3x."

Asset Quality

Asset quality measures continued at exceptional levels in the fourth quarter of fiscal 2007:

- Net charge-offs were $123,000 or 0.02% (annualized) of average finance receivables compared to $33,000 or 0.01% for the quarter ended April 30, 2007 and net recoveries of $73,000 or -0.01% for the quarter ended July 31, 2006.
- Non-performing assets were 0.99% of finance receivables at July 31, 2007 compared to 0.86% at April 30, 2007 and 0.73% at July 31, 2006.
- Delinquent receivables (60 days or more past due) were 0.46% of total receivables at July 31, 2007 compared to 0.72% at April 30, 2007 and 0.43% at July 31, 2006.

For fiscal 2007 and 2006, net charge-offs were $108,000 or 0.01% of average finance receivables and $125,000 or 0.01%, respectively.

Other Financial Highlights

- Net interest margin was 5.08% in the fourth quarter compared to 5.09% in the fourth quarter of fiscal 2006 and was 5.15% for fiscal 2007 compared to 5.20% for fiscal 2006.
- No provisions for credit losses were recorded in fiscal 2007 or 2006 because of the low levels of net charge-offs.
- Salaries and other expenses were $6.5 million in the fourth quarter of fiscal 2007 and 2006. The efficiency ratios were 23.8% and 25.7% and the expense ratios were 1.21% and 1.31% for the fourth quarters of fiscal 2007 and 2006, respectively. Salaries and other expenses increased 5% in fiscal 2007 to $24.9 million from $23.7 million in fiscal 2006. The efficiency ratios were 23.4% and 24.9% and the expense ratios were 1.21% and 1.30% for fiscal 2007 and 2006, respectively.
- Return on equity improved to 13.1% for the fourth quarter compared to 11.9% for the fourth quarter of fiscal 2006, and improved to 12.9% for fiscal 2007 compared to 11.9% for fiscal 2006 because of the 2.0 million shares of common stock repurchased in fiscal 2007.

Conference Call

The Company will host a conference call September 25, 2007 at 11:00 a.m. (ET) to discuss its fourth quarter and fiscal year results. The call can be listened to on the Company's website www.financialfederal.com (click on Investor Relations).

About Financial Federal

Financial Federal Corporation is an independent financial services company specializing in financing construction, road transportation and refuse equipment through installment sales and leasing programs for dealers, manufacturers and end users nationwide. For more information, please visit www.financialfederal.com.

This press release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Please read the Company's Annual Report on Form 10-K for the year ended July 31, 2006 filed with the Securities and Exchange Commission including Part I, Item 1A. "Risk Factors" for a description of these risks and uncertainties. These risk factors include (i) an economic slowdown (ii) the inability to collect finance receivables and the sufficiency of the allowance for credit losses (iii) the inability to obtain capital or maintain liquidity (iv) rising short-term market interest rates and adverse changes in the yield curve (v) increased competition (vi) the inability to retain key employees and (vii) adverse conditions in the construction and road transportation industries.

CONTACT: *Steven F. Groth, Chief Financial Officer*
                     (212) 599-8000

CONSOLIDATED INCOME STATEMENTS
(In thousands, except per share amounts)

	Three months ended July 31,*		Years ended July 31,	
	2007	**2006**	**2007**	**2006**
Finance income	$49,451	$45,055	$191,254	$162,475
Interest expense	22,322	19,939	84,828	67,402
Net finance income before provision for credit losses on finance receivables	27,129	25,116	106,426	95,073
Provision for credit losses on finance receivables	-	-	-	-
Net finance income	27,129	25,116	106,426	95,073
Salaries and other expenses	6,451	6,460	24,945	23,676
Income before income taxes	20,678	18,656	81,481	71,397
Provision for income taxes	7,963	7,162	31,431	27,778
NET INCOME	**$12,715**	**$11,494**	**$ 50,050**	**$ 43,619**
Earnings per common share:				
Diluted	**$0.50**	**$0.43**	**$1.90**	**$1.65**
Basic	$0.51	$0.44	$1.94	$1.68
Number of shares used:				
Diluted	25,346	26,671	26,381	26,481
Basic	24,733	26,117	25,813	25,913

* unaudited

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

July 31,	2007	2006
ASSETS		
Finance receivables	$2,128,353	$1,991,688
Allowance for credit losses	(23,992)	(24,100)
Finance receivables - net	2,104,361	1,967,588
Cash	5,861	8,143
Other assets	9,852	12,613
TOTAL ASSETS	$2,120,074	$1,988,344
LIABILITIES		
Debt	$1,660,600	$1,527,661
Accrued interest, taxes and other liabilities	71,721	70,304
Total liabilities	1,732,321	1,597,965
STOCKHOLDERS' EQUITY	387,753	390,379
TOTAL LIABILITIES AND EQUITY	$2,120,074	$1,988,344